Exhibit 99.1

NEWS RELEASE

1 May 2003

Wolseley plc

Proposed acquisition of Pinault Bois & Matériaux

Workers' councils agreement

Further to the announcement on 24 April 2003 regarding the proposed acquisition of Pinault Bois & Matériaux (“PBM”), Wolseley plc confirms that a sale and purchase agreement was signed yesterday, following approval from PBM’s workers’ councils.

The offer remains conditional upon approval of the appropriate competition authorities.

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Enquiries:

Brunswick	020 7404 5959
Nina Richmond